UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

_______________________________________________________________

Name: A T Fund of Funds TEI

Address of Principal Business Office:

300 Pacific Coast Highway, Suite 305

Huntington Beach, California 92648

Telephone Number: (714) 969-0521

Name and address of agent for service of process:

Alexander L. Popof

300 Pacific Coast Highway, Suite 305

Huntington Beach, California 92648

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒	No [_]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Huntington Beach and the State of California on the 3rd day of May, 2007.

A T Fund of Funds TEI

Attest:	/s/ Alexander L. Popof	By:	/s/ Mark G. Torline
Name: Alexander L. Popof	Name: Mark G. Torline
Title: Chief Financial Officer	Title: Chief Executive Officer